06004225

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC FILE NUMBER
8- 66064

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __01/01/2005__ AND ENDING __12/31/2005__
　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ALPHA PRD, INC.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

__133 MISSION STREET, SUITE 225__
　　　　　　　　　　(No. and Street)

**SANTA CRUZ** 　　　　　　　　　　　　**CA** 　　　　　　　　　　　　95060
　　　(City)　　　　　　　　　　　　　(State)　　　　　　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**JOHN REGAN** 　　　　　　　　　　　　　　　　　　　　**(831) 425-0105**
　　　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**HUTCHINSON AND BLOODGOOD LLP**
　　　　　　　　(Name – *if individual, state last, first, middle name*)

| __17 ASPEN WAY__ | __WATSONVILLE__ | __CA__ | __95076__ |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 2 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

-1-

# OATH OR AFFIRMATION

I, _____JOHN REGAN_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ALPHA PRD, INC._____ , as of ___DECEMBER 31_____ , 20_05___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

### NONE

_____

_____

_____

_____
                                                                    Signature

_____
Notary Public                                                      Title

TAEHOON KIM
COMM. # 1487800
NOTARY PUBLIC-CALIFORNIA
SANTA CRUZ COUNTY
COMM. EXP. MAY 4, 2008

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUTCHINSON and

**BLOODGOOD** LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

17 Aspen Way
Watsonville, CA 95076
t 831.724.2441 f 831.761.2136
www.hbllp.com

## Independent Auditors' Report

To the Board of Directors
Alpha PRD, Inc.
Santa Cruz, California

We have audited the accompanying statement of financial condition of Alpha PRD, Inc. (an S-Corporation) as of December 31, 2005, and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpha PRD, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hutchinson and Bloodgood LLP

January 24, 2006

# ALPHA PRD, INC.

## STATEMENT OF FINANCIAL CONDITION
### December 31, 2005

### ASSETS

**CURRENT ASSETS**

| | | |
|---|---|---|
| Cash | $ | 10,669 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

**CURRENT LIABILITIES**

| | | |
|---|---|---|
| Accounts payable | $ | 450 |

**COMMITMENTS AND CONTINGENCIES (Note 7)**

**STOCKHOLDER'S EQUITY**

| | |
|---|---|
| Common stock, par value $.001; 1,000,000 shares authorized, issued and outstanding | 1,000 |
| Additional paid-in capital | 24,625 |
| Accumulated deficit | (15,406) |
| | 10,219 |
| $ | 10,669 |

The notes to financial statements are an integral part of this statement.

# ALPHA PRD, INC.

## STATEMENT OF INCOME
### Year Ended December 31, 2005

| | | |
|---|---|---:|
| Revenue | $ | 27,108 |
| Operating expense | | 26,608 |
| Income before provision for income taxes | | 500 |
| Provision for income taxes (Note 2) | | 800 |
| **Net loss** | $ | (300) |

The notes to financial statements are an integral part of this statment.

# ALPHA PRD, INC.

## STATEMENT OF STOCKHOLDER'S EQUITY
### Year Ended December 31, 2005

|  | Common Stock | | Additional Paid-in Capital | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|---|
|  | Shares | Amount |  |  |  |
| Balances, 12/31/04, as originally reported | 1,000,000 | $ 1,000 | $ 24,625 | $ (11,930) | $ 13,695 |
| Prior period adjustment (Note 8) |  |  |  | (3,176) | (3,176) |
| Balances, 12/31/04, as restated | 1,000,000 | 1,000 | 24,625 | (15,106) | 10,519 |
| Net loss | -- | -- | -- | (300) | (300) |
| Balances, 12/31/05 | 1,000,000 | $ 1,000 | $ 24,625 | $ (15,406) | $ 10,219 |

The notes to financial statements are an integral part of this statement.

## CASH FLOWS FROM OPERATING ACTIVITIES

| | | |
|---|---|---:|
| Cash received from customers | $ | 27,108 |
| Cash paid for operations | | (26,458) |
| Income taxes paid | | (800) |
| Net cash used by operating activities | | (150) |
| Net decrease in cash and cash equivalents | | (150) |
| **CASH, BEGINNING** | | 10,819 |
| **CASH, ENDING** | $ | 10,669 |

## RECONCILIATION OF NET LOSS TO NET CASH USED BY OPERATING ACTIVITIES

| | | |
|---|---|---:|
| Net loss | $ | (300) |
| Adjustments to reconcile net loss to net cash used by operating activities: | | |
| Increase (decrease) in: | | |
| Accounts payable | | 150 |
| Net cash used by operating activities | $ | (150) |

The notes to financial statements are an integral part of this statement.

# NOTES TO FINANCIAL STATEMENTS
## Year Ended December 31, 2005

**Note 1.** **NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES**

### *Nature of Business*

Alpha PRD, Inc. was incorporated on June 17, 2003, and began operations on December 1, 2003. The Company is licensed by the National Association of Securities Dealers as a broker/dealer.

### *Accounting Policies*

#### *Use of Estimates*

Preparing the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

#### *Cash Equivalents*

For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

#### *Income Taxes*

The Company has elected to be treated as an S-Corporation for both federal and state tax purposes. Accordingly, except for a California S-Corporation tax of 1.5% of taxable income, with a minimum tax of $800, income taxes on net earnings are paid personally by the stockholder.

NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2005

**Note 2.  PROVISION FOR INCOME TAXES**

Components of the provision for income tax expense for the year ended December 31, 2005 are as follows:

| | |
|---|---|
| California franchise tax at statutory rates | $ 800 |

**Note 3.  RELATED PARTY TRANSACTIONS**

*Overhead Expense:*

The Company shares office space and pays overhead expense to Performance Research and Design, Inc. (PRD), a party related by common ownership. Overhead expense for the year ended December 31, 2005 was $18,611.

**Note 4.  NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission's net capital Rule 15c3-1, which requires the maintenance of a minimum net capital of the greater of the minimum dollar requirement of $5,000 or 6.67% of aggregate indebtedness.

As of December 31, 2005, the Company had a net capital of $10,219, which was $5,219 in excess of its required net capital of $5,000.

**Note 5.  RESERVE REQUIREMENTS**

The Company is exempt from the computation for Determination of the Reserve Requirements pursuant to paragraph (k) (2) (i) of Rule 15c3-3.

**Note 6.  POSSESSION OR CONTROL REQUIREMENTS**

The Company is exempt from submitting the Schedule of Information Relating to the Possession or Control Requirements under paragraph (k) (2) (i) of Rule 15c3-3.

Note 7.    COMMITMENTS AND CONTINGENCIES

*Major Customers:*

The Company had two major customers for the year ended December 31, 2005, representing 100% of revenues.  There were no amounts due from those two customers at December 31, 2005.

Note 8.    PRIOR PERIOD ADJUSTMENT

During the audit of the financial statements for the year ended December 31, 2005, it was discovered that the corporation had elected S-status in 2003; therefore there should have been no adjustment made in the prior year for deferred taxes.  The $3,176 deferred tax asset was removed from the balance sheet, with an offsetting entry to retained earnings.

# ALPHA PRD, INC.

## SCHEDULE I - REVENUE, OPERATING EXPENSE, AND OPERATING LOSS
### Year Ended December 31, 2005

|  | Amount | % of Revenue |
|---|---|---|
| **REVENUE** | | |
| Contract income | $ 27,108 | 100.00 % |
| | | |
| **OPERATING EXPENSE** | | |
| Overhead expense | 18,611 | 68.66 |
| Payroll taxes | 56 | 0.21 |
| Legal and professional fees | 7,113 | 26.24 |
| Insurance | 380 | 1.40 |
| Regulatory fees | 418 | 1.54 |
| Postage and bank charges | 30 | 0.11 |
| | | |
| | 26,608 | 98.16 |
| | | |
| **OPERATING INCOME** | $ 500 | 1.84 % |

# ALPHA PRD, INC.

## SCHEDULE II - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
## Year Ended December 31, 2005

**NET CAPITAL**

| | | |
|---|---|---|
| Total stockholder's equity | $ | 10,219 |
| Less unallowable assets | | -- |
| | $ | 10,219 |

**AGGREGATE INDEBTEDNESS**

| | | |
|---|---|---|
| Total liabilities | $ | 450 |

**COMPUTATION OF NET CAPITAL REQUIREMENT**

| | | |
|---|---|---|
| (A) Minimum net capital based on aggregate indebtedness (6.67% of aggregate indebtedness) | $ | 30 |
| (B) Minimum dollar requirement per 240.15c3-1 (a)(2)(vi) | $ | 5,000 |
| Net capital requirement (greater of (A) or (B)) | $ | 5,000 |

**RECONCILIATION TO FORM X-17A-5**

| | | |
|---|---|---|
| Net capital as reported in Form X-17A-5 (Unaudited) | $ | 10,219 |
| Audit adjustments | | -- |
| Net capital per above | $ | 10,219 |

# HUTCHINSON and
## BLOODGOOD LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

17 Aspen Way
Watsonville, CA 95076
t 831.724.2441 f 831.761.2136
www.hbllp.com

## Independent Auditors' Report on Internal Accounting Control

To the Board of Directors
Alpha PRD, Inc.
Santa Cruz, California

In planning and performing our audit of the financial statements of Alpha PRD, Inc. for the year ended December 31, 2005, we considered its internal control structure and accounting system in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also performed a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures as defined in 17a-5(g) (ii), (iii) and (iv) followed by the Company, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Commission Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management and the Commission and should not be used for any other purpose.


Hutchinson and Bloodgood LLP

January 24, 2006